UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. )(1)


                                Adams Golf, Inc.
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                                (Name of Issuer)

                      Common Stock, $.001 par value per share
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                         (Title of Class of Securities)

                                   006228 10 0
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                                 (CUSIP Number)

                                Steven N. Bronson
                               100 Mill Plain Road
                           Danbury, Connecticut 06811

                                 with a copy to:

                            James A. Prestiano, Esq.
                           631 Commack Road, Suite 2A
                             Commack, New York 11725
                                 (631) 499-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 24, 2006
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             (Date of Event which Requires Filing of This Statement)

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        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act")or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No. 006228 10 0            SCHEDULE 13D
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     STEVEN N. BRONSON
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                 (a)  [  ]
                                                                 (b)  [  ]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)

     OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                       [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
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  NUMBER OF       7    SOLE VOTING POWER

   SHARES              1,180,100
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

  OWNED BY             0
                  --------------------------------------------------------------
    EACH          9    SOLE DISPOSITIVE POWER

  REPORTING            1,180,100
                  --------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER

    WITH               0
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,180,100
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                   [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.2%
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14   TYPE OF REPORTING PERSON (See Instructions)
     IN
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CUSIP No. 006228 10 0             SCHEDULE 13D

Item 1.  Security and Issuer.

     This statement relates to the common stock, $.001 par value ("Common Stock") of Adams Golf, Inc. (the "Issuer"). The Issuer's principal executive office is located at 300 Delaware Avenue, Suite 572, Wilmington, Delaware 19801. The Issuer has previously reported that as of November 4, 2005, the Issuer had 22,730,153 shares of Common Stock issued and outstanding.


Item 2.  Identity and Background.

     (a) This Schedule 13D is filed on behalf of Steven N. Bronson.

     (b) Mr. Bronson's business address is 100 Mill Plain Road, Danbury, Connecticut 06811.

     (c) Mr. Bronson is the president of Catalyst Financial LLC ("Catalyst"), a broker-dealer registered under the Act. Catalyst's offices are located at 100 Mill Plain Road, Danbury, Connecticut 06811. Mr. Bronson is also the trustee of the Catalyst Financial LLC Profit Sharing Plan F/B/O Steven and Kimberly Bronson (the "Plan") and the managing member of Catalyst Fund GP, LLC, a Delaware limited liability company, which is the general partner of Catalyst Fund, L.P. (the "Fund"), a Delaware limited partnership. Both the Plan and the Fund maintain their offices at 100 Mill Plain Road, Danbury, Connecticut 06811.

     (d) During the last five years Mr. Bronson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. Bronson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting or mandating activities subject to the federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Bronson is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

     On February 24, 2006, the Fund purchased 100,000 shares of the Issuer's Common Stock at a purchase price of $1.14 per share for an aggregate purchase price of $114,000.00. Also on February 24, 2006, Catalyst purchased 75,000 shares of the Issuer's Common Stock at a purchase price of $1.14 per share for an aggregate purchase price of $85,500.00.


Item 4.  Purpose of Transaction.

     Both the Fund and Catalyst acquired the shares of Common Stock for investment purposes. Mr. Bronson may, for his own account or though Catalyst, the Plan or the Fund, (i) increase or decrease his beneficial ownership in the securities of the Issuer, (ii) sell all or part of the beneficially owned securities of the Issuer in open market or privately negotiated sales or otherwise, or (iii) make further purchases of the securities of the Issuer through open market or privately negotiated transactions or otherwise.

     Other than as described above, Mr. Bronson does not have any plans or proposals which relate or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the Board of Directors of the Issuer;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

      (a)(b) Mr. Bronson individually and as the president of Catalyst, the trustee of the Plan and the managing member of the Catalyst Fund GP, LLC, which is the general partner of the Fund, may be deemed to beneficially own an aggregate of 1,180,100 shares of the Issuer's Common Stock, representing approximately 5.2% of the total shares of Common Stock issued and outstanding. The securities of the Issuer beneficially owned by Mr. Bronson include (1) 185,100 shares of Common Stock held jointly by Mr. Bronson and his spouse; (2) 420,000 shares of Common Stock held by Catalyst; (3) 75,000 shares of Common Stock held by the Plan; and (4) 500,000 shares of Common Stock held by the Fund. Mr. Bronson has sole voting and sole dispositive power with respect to the Common Stock owned by Catalyst, the Plan and the Fund.

       (c) The following open market transactions were effected by Mr. Bronson during the past sixty (60) days or since the filing of his last Schedule 13D:

Date     Entity     Buy or    Type of         Number of           Price
                    Sell      Securities      Shares Purchased    Per Share
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3-10-06  Catalyst   Buy       Common Stock     5,000              $1.25
3-9-06   Catalyst   Sell      Common Stock     5,000              $1.33
2-15-06  Catalyst   Buy       Common Stock     3,621              $1.15
1-12-06  The Plan   Buy       Common Stock    20,413              $1.231

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

     (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     None

Item 7.  Material to be Filed as Exhibits.

     None


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2006


                                              Steven N. Bronson


                                              /s/ Steven N. Bronson, Member
                                              ---------------------------------
                                              STEVEN N. BRONSON, Member
                                              Catalyst Fund GP, LLC,
                                              its general partner



     Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (See 18 U.S.C. Section l001).